SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of January, 2011
CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)
Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)
     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
     Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):   ☐
     Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):   ☐
     Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________
     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-140955 (Canadian Pacific Railway Limited), Form S-8 No. 333-127943 (Canadian Pacific Railway Limited) and Form S-8 No. 333-13962 (Canadian Pacific Railway Limited).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 26, 2011	CANADIAN PACIFIC RAILWAY LIMITED (Registrant)
	By:	Signed: Karen L. Fleming
		Name:	Karen L. Fleming
		Title:	Corporate Secretary

Date: January 26, 2011	CANADIAN PACIFIC RAILWAY COMPANY (Registrant)
	By:	Signed: Karen L. Fleming
		Name:	Karen L. Fleming
		Title:	Corporate Secretary

Release: Immediate January 26, 2011
CANADIAN PACIFIC ANNOUNCES 2010 RESULTS
CALGARY — Canadian Pacific Railway Limited (TSX/NYSE: CP) announced its fourth-quarter and full-year 2010 results today. Revenue in the fourth-quarter increased 13 per cent with gains across all lines of business. Reported net income in the fourth-quarter was $186 million, an increase of 27 per cent and diluted earnings per share was $1.09 for the quarter and $3.85 for the full year. Adjusted diluted earnings per share was $1.12 for the quarter and $3.87 for the full year.
“Fourth quarter saw double digit revenue growth, a continuation of our year-to-date trend,” said Fred Green, President and Chief Executive Officer. “We delivered an improvement in our operating ratio by staying focused on three priorities: safety, asset velocity, and productivity. During the year we once again improved our industry leading train safety performance, a great accomplishment while moving a significant increase in volumes.”
FOURTH-QUARTER 2010 RESULTS
•	Total revenues increased 13 per cent to $1.3 billion

•	Adjusted operating income increased 34 per cent to $298 million

•	Adjusted operating ratio improved 360 basis points to 77.0 per cent

•	Adjusted diluted earnings per share increased 51 per cent to $1.12 per share
FULL YEAR 2010 RESULTS
•	Total revenues increased 13 per cent to $5.0 billion

•	Adjusted operating income increased 39 per cent to $1.1 billion

•	Adjusted operating ratio improved 410 basis points to 77.6 per cent

•	Adjusted diluted earnings per share increased 54 per cent to $3.87 per share

•	Made a pension prepayment of $650 million and reduced long-term debt by approximately $250 million

•	Increased the current dividend rate by 9% to $1.08 per share
“We continue to see strong demand for rail service across all lines of business,” added Fred Green. “We are ramping up our resources and making long-term investments in our company to meet growing demand, further improve customer service, and achieve our three to five year target of a low 70’s operating ratio.”

2011 ASSUMPTIONS
The 2011 defined benefit pension contributions are currently estimated to be between $100 million to $125 million, lower than our previous estimates of $150 million to $200 million. Defined benefit pension contributions for 2012 to 2015 are estimated to be between $125 million to $175 million. The contribution levels reflect the Company’s intention with respect to application of voluntary prepayments. Defined benefit pension expenses in 2011 are expected to be $46 million up from $36 million in 2010.
CP plans to spend in the range of $950 million to $1.05 billion on capital programs in 2011, as announced on January 12, 2011.
CP expects its tax rate to be in the 24 per cent to 26 per cent range in 2011.
Presentation of non-GAAP earnings measures
CP presents non-GAAP earnings measures in this news release to provide an additional basis for evaluating underlying earnings and liquidity trends in its business that can be compared with prior periods’ results of operations. Income, diluted earnings per share, operating expense and operating ratio, excluding foreign exchange gains and losses on long-term debt and other specified items, are referred to in this news release as “Adjusted earnings”, “Adjusted diluted earnings per share”, “Adjusted operating expense” and “Adjusted operating ratio”.
When foreign exchange gains and losses on long-term debt and other specified items are excluded from diluted earnings per share, income and income tax expense, these are non-GAAP measures.
These non-GAAP earnings measures exclude foreign currency translation effects on long-term debt, and related income taxes, which can be volatile and short term. The impact of volatile short-term rate fluctuations on foreign-denominated debt is only realized when long-term debt matures or is settled. Other specified items are material transactions that may include, but are not limited to, restructuring and asset impairment charges, gains and losses on non-routine sales of assets, unusual income tax adjustments, and other items that do not typify normal business activities. A reconciliation of income, excluding foreign exchange gains and losses on long-term debt and other specified items, to net income as presented in the financial statements is detailed in the attached Summary of Rail Data. In addition, these non-GAAP measures exclude other specified items (described below) that are not a part of CP’s normal ongoing revenues and operating expenses.
The non-GAAP earnings measures described in this news release have no standardized meanings and are not defined by accounting principles generally accepted in the United States and, therefore, are unlikely to be comparable to similar measures presented by other companies.
FOREIGN EXCHANGE GAIN AND LOSS ON LONG-TERM DEBT AND OTHER SPECIFIED ITEMS
In fourth-quarter 2009, CP recorded a loss of $38 million after tax charge on the early termination of a shortline railway contract. As well, a tax rate change and an income tax settlement related to a prior year resulted in a net benefit of $56 million.
For the full year 2009, in addition to the other specified items noted above, there was a $69 million after tax gain on the sale of a partnership interest and a $68 million after tax gain on the sale of significant real estate. CP also had a gain on long-term floating rate notes of $5 million after tax, compared to a gain of $2 million after tax, recorded for full year 2010.
CP had a net foreign exchange loss after tax of $5 million on long-term debt in the fourth quarter of 2010, compared with a gain of $3 million after tax in fourth-quarter 2009.
For the full year 2010, CP had a net foreign exchange loss on long-term debt of $6 million, compared with a net foreign exchange loss of $28 million after tax for the full year 2009.
As part of a consolidated financing strategy, CP structures its U.S. dollar long-term debt in different taxing jurisdictions. As well, a portion of this debt is designated as a net investment hedge against our net investment in foreign subsidiaries. Although the taxes on foreign exchange gains and losses on long-term debt generally offset one another, because they may be in different tax jurisdictions, the resulting net tax can vary significantly.
CP began reporting its financial results in accordance with U.S. GAAP as of January 1, 2010. All prior period comparative numbers contained in this release conform to U.S. GAAP. Additional historical U.S. GAAP financial reports can be found at www.cpr.ca.
Note on forward-looking information
This news release contains certain forward-looking statements relating but not limited to our operations, anticipated financial performance and business prospects, including statements relating to our target operating ratio, and expected 2011 pension expenses, capital programs and tax rate. Undue reliance should not be placed on forward-looking information as actual results may differ materially.
By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods, timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions and discount rates on the financial position of pension plans and investments, including long-term floating rate notes; and various events that could disrupt operations, including severe weather conditions, security threats and governmental response to them, and technological changes.
Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

About Canadian Pacific
Canadian Pacific (CP: TSX/NYSE) operates a North American transcontinental railroad providing freight transportation services, logistics solutions and supply chain expertise. Incorporating best-in-class technology and environmental practices, CP is re-defining itself as a modern 21st century transportation company built on safety, service reliability and operational efficiency. Visit cpr.ca and see how Canadian Pacific is Driving the Digital Railway.
Contacts:

Media	Investment Community
Mike LoVecchio	Janet Weiss
Canadian Pacific	Canadian Pacific
Tel.: (778) 772-9636	Tel.: (403) 319-3591
24/7 Media Pager: (416) 814-0948	e-mail: investor@cpr.ca
e-mail: mike_lovecchio@cpr.ca

CANADIAN PACIFIC RAILWAY LIMITED
CONSOLIDATED STATEMENT OF INCOME
(in millions of Canadian dollars, except per share data)
(unaudited)

	For the three months		For the year
	ended December 31		ended December 31
	2010	2009	2010	2009
		Restated		Restated
		(see Note 2)		(see Note 2)
Revenues
Freight	$1,262.1	$1,115.8	$4,853.3	$4,279.8
Other	32.2	27.4	128.2	122.4

	1,294.3	1,143.2	4,981.5	4,402.2

Operating expenses
Compensation and benefits	362.3	316.7	1,431.0	1,306.6
Fuel	202.4	157.6	728.1	580.3
Materials	56.0	42.1	214.2	217.6
Equipment rents	48.5	53.0	206.0	226.0
Depreciation and amortization	121.2	122.2	489.6	483.2
Purchased services and other	206.2	229.6	796.5	783.0
Gain on sale of significant properties	—	—	—	(79.1)
Loss on termination of lease with shortline railway	—	54.5	—	54.5

	996.6	975.7	3,865.4	3,572.1

Operating income	297.7	167.5	1,116.1	830.1

Gain on sale of partnership interest	—	—	—	81.2
Less:
Other (income) and charges	(4.7)	(7.0)	(12.0)	12.4
Interest expense	65.2	68.4	257.3	267.6

Income before income tax expense	237.2	106.1	870.8	631.3
Income tax expense (recovery)	51.4	(40.1)	220.1	81.3

Net income	$185.8	$146.2	$650.7	$550.0

Earnings per share
Basic earnings per share	$1.10	$0.87	$3.86	$3.31

Diluted earnings per share	$1.09	$0.87	$3.85	$3.30

Weighted average number of shares (millions)
Basic	169.1	168.3	168.8	166.3
Diluted	169.7	168.9	169.2	166.8

Dividends declared per share	$0.2700	$0.2475	$1.0575	$0.9900
See notes to interim consolidated financial information.

CANADIAN PACIFIC RAILWAY LIMITED
CONSOLIDATED BALANCE SHEET
(in millions of Canadian dollars)
(unaudited)

	December 31	December 31
	2010	2009
		Restated
		(see Note 2)
Assets
Current assets
Cash and cash equivalents	$360.6	$679.1
Accounts receivable, net	459.0	655.1
Materials and supplies	114.1	132.7
Deferred income taxes	222.3	128.1
Other current assets	47.8	46.5

	1,203.8	1,641.5

Investments	144.9	156.7
Net properties	11,996.8	11,978.5
Goodwill and intangible assets	189.8	202.3
Other assets	140.6	175.8

Total assets	$13,675.9	$14,154.8

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$1,007.8	$1,000.7
Long-term debt maturing within one year	281.7	605.3

	1,289.5	1,606.0

Pension and other benefits liabilities (Note 3)	1,115.7	1,453.9
Other long-term liabilities	468.0	479.9
Long-term debt	4,033.2	4,138.2
Deferred income taxes	1,944.8	1,818.7

Total liabilities	8,851.2	9,496.7

Shareholders’ equity
Share capital	1,812.8	1,771.1
Additional paid-in capital	24.7	30.8
Accumulated other comprehensive loss	(2,085.8)	(1,744.7)
Retained earnings	5,073.0	4,600.9

	4,824.7	4,658.1

Total liabilities and shareholders’ equity	$13,675.9	$14,154.8

See notes to interim consolidated financial information.

CANADIAN PACIFIC RAILWAY LIMITED
CONSOLIDATED STATEMENT OF CASH FLOWS
(in millions of Canadian dollars)
(unaudited)

	For the three months		For the year
	ended December 31		ended December 31
	2010	2009	2010	2009
		Restated		Restated
		(see Note 2)		(see Note 2)
Operating activities
Net income	$185.8	$146.2	$650.7	$550.0
Reconciliation of net income to cash provided by operating activities:
Depreciation and amortization	121.2	122.2	489.6	483.2
Deferred income taxes	50.8	(25.6)	211.2	133.0
Gain on sale of partnership interest	—	—	—	(81.2)
Gain on sale of significant properties	—	—	—	(79.1)
Pension funding less than / in (excess) of expense (Note 3)	4.7	(524.4)	(800.9)	(572.0)
Other operating activities, net	(37.9)	(44.7)	(32.2)	(85.7)
Change in non-cash working capital balances related to operations	56.2	106.2	(16.3)	102.7

Cash provided by (used in) operating activities	380.8	(220.1)	502.1	450.9

Investing activities
Additions to properties	(282.2)	(139.4)	(726.1)	(703.5)
Proceeds from the sale of properties and other assets	42.7	49.9	88.9	337.4
Other, net	1.6	7.4	1.6	7.4

Cash used in investing activities	(237.9)	(82.1)	(635.6)	(358.7)

Financing activities
Dividends paid	(45.6)	(41.6)	(174.5)	(162.9)
Issuance of CP Common Shares	5.5	9.0	32.4	513.5
Collection of receivable from financial institution	—	—	219.8	—
Issuance of long-term debt	—	463.2	355.2	872.7
Repayment of long-term debt	(8.3)	(4.6)	(612.8)	(617.9)
Net increase (decrease) in short-term borrowing	9.0	(57.7)	9.0	(150.1)
Other financing activities	—	—	3.1	34.1

Cash (used in) provided by financing activities	(39.4)	368.3	(167.8)	489.4

Effect of foreign exchange fluctuations on U.S. dollar-denominated cash and cash equivalents	(10.7)	(2.9)	(17.2)	(20.0)

Cash position
Increase (decrease) in cash and cash equivalents	92.8	63.2	(318.5)	561.6
Cash and cash equivalents at beginning of period	267.8	615.9	679.1	117.5

Cash and cash equivalents at end of period	$360.6	$679.1	$360.6	$679.1

Supplemental disclosures of cash flow information
Income taxes paid (refunded)	$1.8	$(2.5)	$8.3	$(38.9)

Interest paid	$94.5	$92.4	$346.8	$289.3

See notes to interim consolidated financial information.

CANADIAN PACIFIC RAILWAY LIMITED
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
(in millions of Canadian dollars, except common share amounts)
(unaudited)

	Common			Accumulated
	shares		Additional	other		Total
	(in	Share	paid-in	comprehensive	Retained	shareholders’
	millions)	capital	capital	loss	earnings	equity

Balance at December 31, 2009, as previously reported	168.5	$1,771.1	$30.8	$(1,746.3)	$4,665.2	$4,720.8
Cumulative adjustment for change in accounting policy (Note 2)	—	—	—	1.6	(64.3)	(62.7)

Balance at December 31, 2009, as restated	168.5	1,771.1	30.8	(1,744.7)	4,600.9	4,658.1

Net income	—	—	—	—	650.7	650.7
Other comprehensive income	—	—	—	(341.1)	—	(341.1)

Comprehensive income	—	—	—	(341.1)	650.7	309.6

Dividends declared	—	—	—	—	(178.6)	(178.6)
Stock compensation expense	—	—	1.2	—	—	1.2
Shares issued under stock option plans	0.7	41.7	(7.3)	—	—	34.4

Balance at December 31, 2010	169.2	$1,812.8	$24.7	$(2,085.8)	$5,073.0	$4,824.7

	Other
	comprehensive		Comprehensive
	income	Net income	income

Comprehensive income - three months ended December 31, 2010	$(393.3)	$185.8	$(207.5)

See notes to interim consolidated financial information.

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL INFORMATION
December 31, 2010
(unaudited)
1	Basis of presentation
These unaudited consolidated financial statements of Canadian Pacific Railway Limited (“CP”, “the Company” or “Canadian Pacific Railway”) reflect management’s estimates and assumptions that are necessary for their fair presentation in conformity with accounting principles generally accepted in the United States (“GAAP”). They do not include all disclosures required under GAAP for annual financial statements and should be read in conjunction with the 2009 U.S. GAAP consolidated financial statements. The policies used are consistent with the policies used in preparing the 2009 U.S. GAAP consolidated financial statements, except as discussed in Note 2. The Company’s investments in which CP has significant influence, which are not consolidated, are accounted for using the equity method.

CP’s operations can be affected by seasonal fluctuations such as changes in customer demand and weather-related issues. This seasonality could impact quarter-over-quarter comparisons. The irregular pace of the recovery in 2010 from the global recession has affected financial results such that seasonal fluctuations may not be consistent with those in prior years. The timing of a return to seasonal trends consistent with years prior to 2009 will depend on the continued recovery of the economy and the related impact on the Company’s customers.
2	Accounting changes
Consolidations
In June 2009, the Financial Accounting Standards Board (“FASB”) issued Amendments to Consolidation of Variable Interest Entities. The guidance retains the scope of the previous guidance and removes the exemption of entities previously considered qualifying special purpose entities. In addition, it replaces the previous quantitative approach with a qualitative analysis approach for determining whether the enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity. The guidance is further amended to require ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity and requires enhanced disclosures about an enterprise’s involvement in a variable interest entity. The guidance is applicable to all variable interest entities that existed at January 1, 2010, the date of adoption, or are created thereafter. The Company has variable interests in variable interest entities, however, the adoption of the new guidance did not change the previous assessment that the Company is not the primary beneficiary and as such does not consolidate the variable interest entities.

Accounting for transfers of financial assets
The FASB has released additional guidance with respect to the accounting and disclosure of transfers of financial assets such as securitized accounts receivable. Although the Company currently does not have an accounts receivable securitization program, the guidance, which includes revisions to the derecognition criteria in a transfer and the treatment of qualifying special purpose entities, would be applicable to any future securitization. The new guidance is effective for the Company from January 1, 2010. The adoption of this guidance had no impact to the Company’s financial statements.

Fair value measurement and disclosure
In January 2010, the FASB amended the disclosure requirements related to fair value measurements. The update provides for new disclosures regarding transfers in and out of Level 1 and Level 2 financial asset and liability categories and expanded disclosures in the Level 3 reconciliation. The update also provides clarification that the level of disaggregation should be at the class level and that disclosures about inputs and valuation techniques are required for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3. New disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the expanded disclosures in the Level 3 reconciliation, which are effective for fiscal years beginning after December 15, 2010.

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL INFORMATION
December 31, 2010
(unaudited)
2	Accounting changes (continued)
Rail grinding
During the second quarter of 2010, the Company changed its accounting policy for the treatment of rail grinding costs. In prior periods, CP had capitalized such costs and depreciated them over the expected economic life of the rail grinding. The Company concluded that, although the accounting treatment was within acceptable accounting standards, it is preferable to expense the costs as incurred, given the subjectivity in determining the expected economic life and the associated depreciation methodology. The accounting policy change has been accounted for on a retrospective basis. The effects of the adjustment to January 1, 2010 resulted in an adjustment to decrease net properties by $89.0 million, deferred income taxes by $26.3 million, and shareholders equity by $62.7 million. As a result of the change the following increases (decreases) to financial statement line items occurred:

(in millions of Canadian dollars, except per share data)
	For the three months		For the year
	ended December 31		ended December 31
	2010	2009	2010	2009	2008

Changes to Consolidated Statement of Income and Comprehensive Income
Depreciation and amortization	$(4.3)	$(3.5)	$(15.7)	$(14.0)	$(8.9)

Compensation and benefits	0.8	1.0	2.3	2.8	2.7
Fuel	—	0.1	—	0.1	0.1
Materials	0.3	0.7	0.8	1.8	1.7
Purchased services and other	4.5	5.2	13.8	15.9	15.4

Total operating expenses	1.3	3.5	1.2	6.6	11.0

Income tax expense	(0.5)	(0.2)	(0.7)	(1.2)	(3.2)

Net income	$(0.8)	$(3.3)	$(0.5)	$(5.4)	$(7.8)

Basic earnings per share	$—	$(0.02)	$—	$(0.03)	$(0.05)
Diluted earnings per share	$—	$(0.02)	$—	$(0.03)	$(0.05)

Other comprehensive income (loss)	0.6	0.3	0.9	2.4	(2.8)

Comprehensive income	$(0.2)	$(3.0)	$0.4	$(3.0)	$(10.6)

Changes to Consolidated Statement of Cash Flows
Cash provided by operating activities (decrease)	$(5.6)	$(7.0)	$(16.9)	$(20.6)	$(19.9)
Cash used in investing activities (decrease)	$(5.6)	$(7.0)	$(16.9)	$(20.6)	$(19.9)

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL INFORMATION
December 31, 2010
(unaudited)
2	Accounting changes (continued)
Changes to Consolidated Balance Sheet

	As at	As at	As at
	December 31	December 31	December 31
	2010	2009	2008

Net properties	$(88.6)	$(89.0)	$(86.2)
Deferred income tax liability	(26.3)	(26.3)	(26.5)
Accumulated other comprehensive loss (income)	2.5	1.6	(0.8)
Retained earnings	(64.8)	(64.3)	(58.9)
Future accounting changes

There have been no new accounting pronouncements issued that are expected to have a significant impact to the Company’s financial statements.
3	Pensions and other benefits
In the third quarter of 2010, at the Company’s option, a $650 million prepayment to the Company’s main Canadian defined benefit pension plan was made.

During the fourth quarter of 2009, the Company chose to accelerate funding of future pension obligations through a voluntary prepayment of approximately $500 million to the Company’s defined benefit pension plans.

The Company’s annual actuarial valuation of its pension and post-retirement benefit plan assets and obligations was completed at December 31, 2010. As a result of lower discount rates at December 31, 2010, pension and post-retirement benefit liabilities increased by $547.8 million, other comprehensive income was reduced by $407.6 million and the Company’s deferred tax liability was reduced by $140.2 million.
4	Reclassification of comparative figures
Certain comparative figures have been reclassified in order to be consistent with the 2010 presentation.

Summary of Rail Data
(Reconciliation of GAAP earnings to non-GAAP earnings on pages 2 and 3)

Fourth Quarter					Year
2010	2009(1)	Fav/(Unfav)%			2010	2009(1)	Fav/(Unfav)%

				Financial (millions, except per share data)

				Revenues
$1,262.1	$1,115.8	$146.3	13.1	Freight revenue	$4,853.3	$4,279.8	$573.5	13.4
32.2	27.4	4.8	17.5	Other revenue	128.2	122.4	5.8	4.7

1,294.3	1,143.2	151.1	13.2		4,981.5	4,402.2	579.3	13.2

				Operating expenses
362.3	316.7	(45.6)	(14.4)	Compensation and benefits	1,431.0	1,306.6	(124.4)	(9.5)
202.4	157.6	(44.8)	(28.4)	Fuel	728.1	580.3	(147.8)	(25.5)
56.0	42.1	(13.9)	(33.0)	Materials	214.2	217.6	3.4	1.6
48.5	53.0	4.5	8.5	Equipment rents	206.0	226.0	20.0	8.8
121.2	122.2	1.0	0.8	Depreciation and amortization	489.6	483.2	(6.4)	(1.3)
206.2	229.6	23.4	10.2	Purchased services and other	796.5	783.0	(13.5)	(1.7)

—	—	—	—	Gain on sale of significant properties	—	(79.1)	(79.1)	(100.0)

—	54.5	54.5	100.0	Loss on termination of lease with shortline railway	—	54.5	54.5	100.0

996.6	975.7	(20.9)	(2.1)		3,865.4	3,572.1	(293.3)	(8.2)

297.7	167.5	130.2	77.7	Operating income	1,116.1	830.1	286.0	34.5
—	—	—	—	Gain on sale of partnership interest	—	81.2	(81.2)	(100.0)
				Less:
(4.7)	(7.0)	(2.3)	(32.9)	Other (income) and charges	(12.0)	12.4	24.4	196.8
65.2	68.4	3.2	4.7	Interest expense	257.3	267.6	10.3	3.8

237.2	106.1	131.1	123.6	Income before income tax expense	870.8	631.3	239.5	37.9
51.4	(40.1)	(91.5)	(228.2)	Income tax expense (recovery)	220.1	81.3	(138.8)	(170.7)

$185.8	$146.2	$39.6	27.1	Net income	$650.7	$550.0	$100.7	18.3

$1.10	$0.87	$0.23	26.4	Basic earnings per share	$3.86	$3.31	$0.55	16.6

$1.09	$0.87	$0.22	25.3	Diluted earnings per share	$3.85	$3.30	$0.55	16.7

						$0.59

				Shares Outstanding

169.1	168.3	0.8	0.5	Weighted average (avg) number of shares outstanding (millions)	168.8	166.3	2.5	1.5
169.7	168.9	0.8	0.5	Weighted avg number of diluted shares outstanding (millions)	169.2	166.8	2.4	1.4

				Foreign Exchange

0.98	0.94	(0.04)	(4.3)	Average foreign exchange rate (US$/Canadian$)	0.97	0.87	(0.10)	(11.5)
1.02	1.07	(0.05)	(4.7)	Average foreign exchange rate (Canadian$/US$)	1.03	1.15	(0.12)	(10.4)

(1)	Restated for the Company’s change in accounting policy in relation to the accounting for rail grinding.

Summary of Rail Data (Page 2)
Adjusted Earnings Performance — Quarter
Non-GAAP Measures

	Fourth Quarter 2010					Fourth Quarter 2009(1)%
											Adjusted
In millions, except operating ratio	Reported	Adjustments		Adjusted		Reported	Adjustments		Adjusted		(Non-GAAP)(2)
and per share data	(GAAP)	Fav/(Unfav)		(Non-GAAP)(2)		(GAAP)	Fav/(Unfav)		(Non-GAAP)(2)		Fav/(Unfav)

Revenues	$1,294.3	$—		$1,294.3		$1,143.2	$—		$1,143.2		13.2
Expenses	996.6	—		996.6		975.7	54.5	(6)	921.2		(8.2)

Operating income	297.7	—		297.7		167.5	54.5		222.0		34.1
Less:
Other (income) and charges	(4.7)	0.6	(3)	(5.3)		(7.0)	(7.6	)(7)	0.6		—
Interest expense	65.2	—		65.2		68.4	—		68.4		4.7

Income before income tax expense	237.2	0.6		237.8		106.1	46.9		153.0		55.4
Income tax expense (recovery)	51.4	3.7	(4)	47.7		(40.1)	(67.5	)(8)	27.4		(74.1)

Net income	$185.8	$4.3		$190.1	(5)	$146.2	$(20.6)		$125.6	(5)	51.4

Operating ratio (%)	77.0	—		77.0		85.3	4.7		80.6		360 bps
Basic earnings per share	$1.10	$0.02		$1.12		$0.87	$(0.12)		$0.75		49.3
Diluted earnings per share	$1.09	$0.03		$1.12		$0.87	$(0.13)		$0.74		51.4

(1)	Restated for the Company’s change in accounting policy in relation to the accounting for rail grinding.

(2)	These earnings measures have no standardized meanings prescribed by GAAP and are unlikely to be comparable to similar measures of other companies.

(3)	To exclude the gain in fair value of long-term floating rate notes of $0.3 million due to short-term market changes and a loss in foreign exchange on long-term debt (FX on LTD) of $0.9 million in order to eliminate the impact of volatile short-term exchange rate fluctuations.

(4)	To exclude the tax expense associated with the gain in fair value of long-term floating rate notes of $0.1 million and the tax expense associated with the loss on FX on LTD of $3.6 million.

(5)	These adjusted figures are also referred to as “Income, before FX on LTD and other specified items”.

(6)	To exclude the loss of $54.5 million before tax which arose from the termination of lease with a shortline railway.

(7)	To exclude the gain in FX on LTD of $7.6 million in order to eliminate the impact of volatile short-term exchange rate fluctuations.

(8)	To exclude the tax recovery associated with the loss on termination of lease with a shortline railway of $16.9 million, the tax recovery due to a rate reduction and settlement related to a prior year of $55.7 million, and the tax expense associated with the gain on FX on LTD of $5.1 million.

Summary of Rail Data (Page 3)
Adjusted Earnings Performance — Year
Non-GAAP Measures

	Year 2010					Year 2009(1)%
											Adjusted
In millions, except operating ratio	Reported	Adjustments		Adjusted		Reported	Adjustments		Adjusted		(Non-GAAP)(2)
and per share data	(GAAP)	Fav/(Unfav)		(Non-GAAP)(2)		(GAAP)	Fav/(Unfav)		(Non-GAAP)(2)		Fav/(Unfav)

Revenues	$4,981.5	$—		$4,981.5		$4,402.2	$—		$4,402.2		13.2
Expenses	3,865.4	—		3,865.4		3,572.1	(24.6	)(6)	3,596.7		(7.5)

Operating income	1,116.1	—		1,116.1		830.1	(24.6)		805.5		38.6
Gain on sale of partnership interest	—	—		—		81.2	(81.2	)(7)	—		—
Less:
Other (income) and charges	(12.0)	(5.7	)(3)	(6.3)		12.4	(9.9	)(8)	22.3		128.3
Interest expense	257.3	—		257.3		267.6	—		267.6		3.8

Income before income tax expense	870.8	(5.7)		865.1		631.3	(115.7)		515.6		67.8
Income tax expense	220.1	9.2	(4)	210.9		81.3	(16.0	)(9)	97.3		(116.8)

Net income	$650.7	$3.5		$654.2	(5)	$550.0	$(131.7)		$418.3	(5)	56.4

Operating ratio (%)	77.6	—		77.6		81.1	(0.6)		81.7		410 bps
Basic earnings per share	$3.86	$0.02		$3.88		$3.31	$(0.79)		$2.52		54.0
Diluted earnings per share	$3.85	$0.02		$3.87		$3.30	$(0.79)		$2.51		54.2

(1)	Restated for the Company’s change in accounting policy in relation to the accounting for rail grinding.

(2)	These earnings measures have no standardized meanings prescribed by GAAP and are unlikely to be comparable to similar measures of other companies.

(3)	To exclude the gain in fair value of long-term floating rate notes of $3.4 million due to short-term market changes and a gain in foreign exchange on long-term debt (FX on LTD) of $2.3 million in order to eliminate the impact of volatile short-term exchange rate fluctuations.

(4)	To exclude the tax expense associated with the gain in fair value of long-term floating rate notes of $1.0 million and the tax expense associated with the gain on FX on LTD of $8.2 million.

(5)	These adjusted figures are also referred to as “Income, before FX on LTD and other specified items”.

(6)	To exclude the gain of $79.1 million before tax which arose from the sale of significant properties and the loss of $54.5 million before tax which arose from the termination of lease with a shortline railway.

(7)	To exclude the gain of $81.2 million before tax which arose from the partial sale of the investment in the Detroit River Tunnel Partnership (“DRTP”).

(8)	To exclude the gain in fair value of long-term floating rate notes of $6.3 million due to short-term market changes and a gain in FX on LTD of $3.6 million in order to eliminate the impact of volatile short-term exchange rate fluctuations.

(9)	To exclude the tax expense associated with the partial sale of the investment in DRTP of $12.5 million, the tax expense associated with the sale of significant properties of $11.0 million, the tax expense associated with the gain in fair value of long- term floating rate notes of $1.8 million, the tax expense associated with the gain on FX on LTD of $31.3 million, the tax recovery associated with the loss on termination of lease with a shortline railway of $16.9 million, and the tax recovery due to a rate reduction and settlement related to a prior year of $55.7 million.

Summary of Rail Data (Page 4)

Fourth Quarter					Year
2010	2009	Fav/(Unfav)%			2010	2009	Fav/(Unfav)%

				Commodity Data

				Freight Revenues (millions)
$299.8	$293.6	$6.2	2.1	- Grain	$1,135.7	$1,137.1	$(1.4)	(0.1)
125.2	112.3	12.9	11.5	- Coal	490.8	443.8	47.0	10.6
132.0	85.1	46.9	55.1	- Sulphur and fertilizers	474.8	309.3	165.5	53.5
50.2	42.8	7.4	17.3	- Forest products	184.9	176.1	8.8	5.0
240.0	205.2	34.8	17.0	- Industrial and consumer products	902.8	786.1	116.7	14.8
75.3	67.9	7.4	10.9	- Automotive	316.4	229.3	87.1	38.0
339.6	308.9	30.7	9.9	- Intermodal	1,347.9	1,198.1	149.8	12.5

$1,262.1	$1,115.8	$146.3	13.1	Total Freight Revenues	$4,853.3	$4,279.8	$573.5	13.4

				Millions of Revenue Ton-Miles (RTM)
8,775	9,156	(381)	(4.2)	- Grain	34,556	34,838	(282)	(0.8)
4,814	4,493	321	7.1	- Coal	19,021	16,997	2,024	11.9
4,963	2,716	2,247	82.7	- Sulphur and fertilizers	17,687	9,362	8,325	88.9
1,344	1,098	246	22.4	- Forest products	5,238	4,470	768	17.2
6,046	4,762	1,284	27.0	- Industrial and consumer products	21,996	17,653	4,343	24.6
501	480	21	4.4	- Automotive	2,067	1,607	460	28.6
6,440	6,169	271	4.4	- Intermodal	25,863	23,425	2,438	10.4

32,883	28,874	4,009	13.9	Total RTMs	126,428	108,352	18,076	16.7

				Freight Revenue per RTM (cents)
3.42	3.21	0.21	6.5	- Grain	3.29	3.26	0.03	0.9
2.60	2.50	0.10	4.0	- Coal	2.58	2.61	(0.03)	(1.1)
2.66	3.13	(0.47)	(15.0)	- Sulphur and fertilizers	2.68	3.30	(0.62)	(18.8)
3.74	3.90	(0.16)	(4.1)	- Forest products	3.53	3.94	(0.41)	(10.4)
3.97	4.31	(0.34)	(7.9)	- Industrial and consumer products	4.10	4.45	(0.35)	(7.9)
15.03	14.15	0.88	6.2	- Automotive	15.31	14.27	1.04	7.3
5.27	5.01	0.26	5.2	- Intermodal	5.21	5.11	0.10	2.0

3.84	3.86	(0.02)	(0.5)	Total Freight Revenue per RTM	3.84	3.95	(0.11)	(2.8)

				Carloads (thousands)
117.4	121.1	(3.7)	(3.1)	- Grain	466.4	469.5	(3.1)	(0.7)
87.3	83.9	3.4	4.1	- Coal	341.1	305.1	36.0	11.8
47.9	31.9	16.0	50.2	- Sulphur and fertilizers	177.2	108.8	68.4	62.9
18.6	16.4	2.2	13.4	- Forest products	71.6	66.8	4.8	7.2
102.1	92.6	9.5	10.3	- Industrial and consumer products	396.9	345.9	51.0	14.7
34.0	32.9	1.1	3.3	- Automotive	137.3	103.7	33.6	32.4
266.2	241.0	25.2	10.5	- Intermodal	1,070.1	962.9	107.2	11.1

673.5	619.8	53.7	8.7	Total Carloads	2,660.6	2,362.7	297.9	12.6

				Freight Revenue per Carload
$2,554	$2,424	$130	5.4	- Grain	$2,435	$2,422	$13	0.5
1,434	1,338	96	7.2	- Coal	1,439	1,455	(16)	(1.1)
2,756	2,668	88	3.3	- Sulphur and fertilizers	2,679	2,843	(164)	(5.8)
2,699	2,610	89	3.4	- Forest products	2,582	2,636	(54)	(2.0)
2,351	2,216	135	6.1	- Industrial and consumer products	2,275	2,273	2	0.1
2,215	2,064	151	7.3	- Automotive	2,304	2,211	93	4.2
1,276	1,282	(6)	(0.5)	- Intermodal	1,260	1,244	16	1.3

$1,874	$1,800	$74	4.1	Total Freight Revenue per Carload	$1,824	$1,811	$13	0.7

Summary of Rail Data (Page 5)

Fourth Quarter					Year
2010	2009(1)	Fav/(Unfav)%			2010	2009(1)	Fav/(Unfav)%

				Operations Performance

1.59	1.77	0.18	10.2	Total operating expenses per gross ton-miles (GTM) (cents)(2)	1.59	1.71	0.12	7.0

1.63	1.69	0.06	3.6	Adjusted operating expenses exclusive of land sales per GTM (cents)(2)(3)	1.60	1.74	0.14	8.0

62,498	55,198	7,300	13.2	Freight gross ton-miles (millions)	242,757	209,475	33,282	15.9
10,132	8,897	1,235	13.9	Train miles (000)	39,576	34,757	4,819	13.9

15,637	15,073	(564)	(3.7)	Average number of active employees — Total	15,460	15,175	(285)	(1.9)
13,918	13,471	(447)	(3.3)	Average number of active employees — Expense	13,879	13,619	(260)	(1.9)

15,250	14,665	(585)	(4.0)	Number of employees at end of period — Total	15,250	14,665	(585)	(4.0)
14,048	13,614	(434)	(3.2)	Number of employees at end of period — Expense	14,048	13,614	(434)	(3.2)

1.20	1.18	(0.02)	(1.7)	U.S. gallons of locomotive fuel per 1,000 GTMs — freight & yard	1.17	1.19	0.02	1.7
74.3	64.7	(9.6)	(14.8)	U.S. gallons of locomotive fuel consumed — total (millions)(4)	282.0	246.7	(35.3)	(14.3)
2.68	2.28	(0.40)	(17.5)	Average fuel price (U.S. dollars per U.S. gallon)	2.50	2.04	(0.46)	(22.5)

				Fluidity Data (including DM&E)

22.2	n/a	—	—	Average terminal dwell — AAR definition (hours)	21.4	n/a	—	—
21.7	n/a	—	—	Average train speed — AAR definition (mph)	22.7	n/a	—	—
135.0	n/a	—	—	Car miles per car day	139.9	n/a	—	—
61.2	n/a	—	—	Average daily active cars on-line (000)	58.0	n/a	—	—
1,048	n/a	—	—	Average daily active road locomotives on-line	1,015	n/a	—	—

				Fluidity Data (excluding DM&E)

22.2	23.1	0.9	3.9	Average terminal dwell — AAR definition (hours)	21.4	21.9	0.5	2.3
22.6	24.7	(2.1)	(8.5)	Average train speed — AAR definition (mph)	23.8	25.5	(1.7)	(6.7)
143.7	139.2	4.5	3.2	Car miles per car day	151.5	142.6	8.9	6.2
54.7	50.3	(4.4)	(8.7)	Average daily active cars on-line (000)	50.9	46.6	(4.3)	(9.2)
935	792	(143)	(18.1)	Average daily active road locomotives on-line	898	760	(138)	(18.2)

				Safety
1.86	2.15	0.29	13.5	FRA personal injuries per 200,000 employee-hours	1.61	1.92	0.31	16.1
1.27	1.55	0.28	18.1	FRA train accidents per million train-miles	1.63	1.81	0.18	9.9

(1)	Certain prior period figures have been revised to conform with current presentation or have been updated to reflect new information.

(2)	Restated for the Company’s change in accounting policy in relation to the accounting for rail grinding.

(3)	These earnings measures have no standardized meanings prescribed by GAAP and are unlikely to be comparable to similar measures of other companies. Adjusted operating expenses exclusive of land sales per GTM is calculated consistently with total operating expenses per GTM except for the exclusion of the loss on termination of lease with shortline railway for the three months, and year ended December 31, 2009 of $54.5 million, a gain on sale of significant properties for the year ended December 31, 2009 of $79.1 million and the exclusion of net gains on land sales of $21.9 million and $11.6 million for the three months ended December 31, 2010 and 2009, respectively, and $27.9 million and $39.4 million for the year ended December 31, 2010 and 2009, respectively. Please refer to pages 2 and 3, Adjusted Earnings Performance, Quarter and Year, Non-GAAP measures.

(4)	Includes gallons of fuel consumed from freight, yard and commuter service but excludes fuel used in capital projects and other non-freight activities.

n/a — not available